UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of March, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of Satyam dated March 9, 2009.

Other Events
On March 9, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing that it is commencing a competitive bidding process which, subject to receipt of all approvals, contemplates the selection of an investor to acquire a 51% equity interest in Satyam. In addition, the press release outlined a proposed bidding process, which the Board of Directors of Satyam proposes to follow based on the response received by Satyam from the Securities and Exchange Board of India (“SEBI”) in response to Satyam’s application to SEBI seeking relaxations from certain requirements under Indian law. As previously disclosed, the Company Law Board Principal Bench New Delhi authorized Satyam’s Board of Directors to select an investor, subject to certain conditions.
A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
Exhibits:

99.1	Press Release of Satyam dated March 9, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Company Secretary

Date: March 9, 2009

EXHIBITS INDEX

99.1	Press Release of Satyam dated March 9, 2009.